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                               March 3, 2022

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted February
16, 2022
                                                            CIK No. 0001875016

       Dear Mr. Chiang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted February 16, 2022

       Cover Page

   1. Please revise the cover page to disclose clearly the entity (including the domicile) in which investors are
purchasing an interest.
       Prospectus Summary, page 2

   2. We note your revised disclosure on page 6 in response to prior comment 2. Regarding the disclosure in the
fourth and seventh bullet points on page 4 and in the second bullet point on page 5 about
approval and permission, please disclose each permission or approval that you or your
subsidiaries are required to obtain from PRC authorities to operate your
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
March 3, 2022
Page 2
      business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risks Related to Conducting Operations in PRC, page 4

3. We note your response to prior comment 1. Please revise to provide cross-references to the more detailed discussion of each risk as opposed to a cross-reference to page 13.
Change in Registrant's Certifying Accountant, page 142

4. Please have Deloitte & Touche furnish a letter in accordance with Item 16F(a)(3) of Form
      20-F and file as an exhibit.
       You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameJing-Bin Chiang
                                                          Division of
Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                                          Office of
Manufacturing
March 3, 2022 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName